AB
3/9

SECURITI␣␣␣␣␣␣SION

08026553

SEC Mail Processing
Section

FEB 27 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/07_____ AND ENDING_____12/31/07_____
␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣MM/DD/YY␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Tama Street
_____
(No. and Street)

Marion _____ Iowa _____ 52302-0609 _____
(City) ␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣(State)␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Berthel _____ (319) 447-5700 _____
␣␣(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
_____
(Name - *if individual, state last, first, middle name*)

221 3rd Ave. SE STE. 300 ␣␣␣␣␣ Cedar Rapids ␣␣␣␣␣ IA ␣␣␣␣␣ 52401
(Address) ␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣␣(City)␣␣␣␣␣␣␣␣␣␣␣␣␣(State)␣␣␣␣␣␣␣␣␣␣(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

3/11/08

OATH OR AFFIRMATION

I, <u>Thomas J. Berthel</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berthel Fisher & Company Financial Services, Inc., as of <u>December 31</u>, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

<u>Chief Executive Officer</u>
Title

Notary Public

MICHELLE R. HARTZELL
COMMISSION NO. 163625
MY COMMISSION EXPIRES

This report ** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Berthel Fisher & Company Financial Services, Inc.

(A Wholly Owned Subsidiary of
Berthel Fisher & Company)

Financial Report

December 31, 2007

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Stockholder
Berthel Fisher & Company Financial Services, Inc.
Marion, Iowa

We have audited the accompanying statement of financial condition of Berthel Fisher & Company Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Berthel Fisher & Company, as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berthel Fisher & Company Financial Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under The Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP
McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 22, 2008

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Statement Of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	7,874,864
Deposit with correspondent broker		206,078
Due from correspondent broker		861,810
Other commissions receivable		556,368
Other receivables		166,851
Due from affiliates (Note 2)		1,455,622
Investments in securities:		
Marketable, at market value		59,738
Not readily marketable, at estimated fair value, cost of $1,390,747 (Note 3)		385,243
Notes receivable, less allowance for doubtful accounts of $72,058 (Note 4)		164,886
Property and equipment (Note 6)		283,520
Other assets		84,857
Deferred income taxes (Note 5)		104,000
Intangibles assets, less accumulated amortization $569,525		509,575
Goodwill		3,880,029
	$	16,593,441

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	2,026,575
Accounts payable and other accrued expenses		2,945,285
Total liabilities		4,971,860
Commitments and contingencies (Note 7)		
Stockholder's equity:		
Common stock, no par value; authorized 250,000 shares;		
issued and outstanding 195,069 shares		2,821,148
Series A cumulative, convertible preferred stock,		
authorized 50,000 shares; issued and outstanding		
4,182 shares (Note 8)		300,142
Additional paid-in capital		5,077,893
Retained earnings		3,422,398
Total stockholder's equity		11,621,581
	$	16,593,441

See Notes to Financial Statements.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Statement Of Operations
Year Ended December 31, 2007

Revenues:		
Commissions (Note 12)	$	50,152,692
Underwriting (Note 12)		551,684
Fee income (Note 12)		3,347,665
Interest and dividends		449,035
Net unrealized investment (losses)		(49,801)
Net realized investment gains		92,892
Other		1,692,085
Total revenues		56,236,252
Expenses:		
Commissions		41,685,322
Employee compensation		4,786,840
Employee benefits (Note 11)		763,978
Management fees (Note 10)		720,000
Occupancy (Note 10)		886,159
Clearing charges		940,790
Stock reporting services		276,367
Data processing		310,937
Depreciation and amortization		234,299
Other general and administrative expenses		1,662,399
Total expenses		52,267,091
Income before income taxes		3,969,161
Income tax expense (Note 5)		1,266,464
Net income	$	2,702,697

See Notes to Financial Statements.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Statement Of Changes In Stockholder's Equity
Year Ended December 31, 2007

	Common Stock	Series A Preferred Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2006	$ 2,821,148	$ 300,142	$ 5,077,893	$ 2,537,710	$ 10,736,893
Net income	-	-	-	2,702,697	2,702,697
Dividends on preferred stock	-	-	-	(18,009)	(18,009)
Dividends on common stock ($9.23 per share)	-	-	-	(1,800,000)	(1,800,000)
Balance, December 31, 2007	$ 2,821,148	$ 300,142	$ 5,077,893	$ 3,422,398	$ 11,621,581

See Notes to Financial Statements.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Statement Of Cash Flows
Year Ended December 31, 2007

Cash Flows from Operating Activities:		
Net income	$	2,702,697
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Change in unrealized losses on securities owned		49,801
Gain on sale of securities owned		(92,892)
Depreciation and amortization		234,299
Deferred income taxes		136,000
Provision for doubtful accounts		58,256
Change in assets and liabilities:		
Deposit with correspondent broker		(102,337)
Due from correspondent broker		(108,118)
Other commissions receivable		(36,029)
Other receivables		8,828
Due from affiliates		(282,219)
Investments in securities		(111,376)
Other assets		3,510
Commissions payable		(4,852)
Accounts payable and other accrued expenses		6,680
Net cash flows provided by operating activities		2,462,248
Cash Flows from Investing Activities:		
Purchase of property and equipment		(76,475)
Issuance of notes receivable		(429,565)
Collection of notes receivable		477,322
Net cash flows (used in) investing activities		(28,718)
Cash Flows (Used In) Financing Activities:		
Dividends on common stock		(1,800,000)
Dividends on preferred stock		(18,009)
Net cash flows (used in) financing activities		(1,818,009)
Increase in cash and cash equivalents		615,521
Cash and Cash Equivalents:		
Beginning		7,259,343
Ending	$	7,874,864
Supplemental Disclosures of Cash Flow Information:		
Income taxes paid	$	1,429,808

See Notes to Financial Statements.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Notes To Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business:

Berthel Fisher & Company Financial Services, Inc. (the "Company") is a wholly owned subsidiary of Berthel Fisher & Company (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority and also registered as an introducing broker with the National Futures Association. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of The Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies:

Cash and cash equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates: The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of not readily marketable securities and notes receivable, the allowance for doubtful accounts, the valuation allowance for deferred tax assets, goodwill impairment testing, and the determination of litigation accruals.

Investments in securities: Investments in securities consist primarily of marketable equity securities. Security transactions are recorded on a trade date basis.

In accordance with accounting practices for broker-dealers, marketable securities are valued at market value and securities not readily marketable are valued at estimated fair value, as determined by the Board of Directors. The resulting difference between cost and market is included in the statement of operations. Realized gains and losses are recognized using the specific-identification method.

Not readily marketable investments owned by the Company consist of equity securities and warrants. In determining fair value for securities not readily marketable, investments are initially stated at cost until significant subsequent events require a change in valuation. Among the factors considered by the Board of Directors in determining the fair value of investments are the cost of the investment, developments since the acquisition of the investment, the sale price of recently issued securities, the financial condition and operating results of the issuer, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded and other factors generally pertinent to the valuation of investments. The Board of Directors, in making its evaluation, has relied on financial data of investees provided by management of the investee companies.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Notes To Financial Statements
_____

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Notes receivable: Notes receivable are carried at the present value of the future principal payments and the related discount, if any, is accreted over the life of the note.

Goodwill: The Financial Accounting Standards Board has issued Statement No. 142, *Goodwill and Other Intangible Assets*. Under Statement No. 142, goodwill is not amortized but is subject to impairment tests performed at least annually. As of December 31, 2007, management determined there was no impairment based on its annual testing.

Intangible assets: Intangibles include customer lists amortized by the straight-line method over a nine-year period. The following is a schedule by year of estimated amortization expense:

Year ending December 31:		
2008	$	119,900
2009		119,900
2010		119,900
2011		119,900
2012		29,975
	$	509,575

Income taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Property and equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives. The Company uses accelerated methods in computing depreciation for income tax purposes.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Notes To Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Other assets: Included within other assets are capitalized interface licensing fee charges of $236,461. These charges are being amortized using the straight-line method over a period of five years. Amortization of $16,310 was incurred during 2007 and accumulated amortization totaled $189,620 as of December 31, 2007.

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis. Income from underwriting and fees are typically earned in accordance with the fee agreement.

Recent Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This Statement does not require any new fair value measurements, but rather, it provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company is currently evaluating the impact that the adoption of this Statement will have on its financial position, results of operation and cash flows.

Note 2.   Due from Affiliates

The Company enters into various financing arrangements with other affiliated entities primarily for purposes of financing.

Due from affiliates, consists of the following:

Interest receivable	$	422,438
Other receivables		1,033,184
	$	1,455,622

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Notes To Financial Statements

Note 3.   Not Readily Marketable Securities

Not readily marketable securities, reported at estimated fair value, are comprised of the following as of December 31, 2007:

American Defense Systems, Inc., 277,895 shares of common stock, cost $138,948	$	138,948
Airlink Mobile, Inc., 326,930 shares of common stock, cost $212,505		212,505
Polar Molecular Holding Corporation, 920,447 shares of common stock, cost $236,208		-
Various Kinseth investments, cost $14,204		14,204
Technoconcepts, Inc., 50,000 shares of common stock, cost $115,225		7,000
Guardian Technologies, Inc., warrants for 321,282 shares of common stock, cost $606,489		-
Other, cost $67,168		12,586
Total	$	385,243

Note 4.   Notes Receivable

Notes receivable as of December 31, 2007, consist of the following:

Uncollateralized note receivable, 8%, interest and principal due October 2004 through May 2007	$	13,354
Uncollateralized note receivable, 8%, interest and principal due March 2005 through December 2007		53,169
Various uncollateralized notes receivable due from brokers		170,421
		236,944
Less allowance for doubtful accounts		(72,058)
	$	164,886

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Notes To Financial Statements

Note 5. Income Taxes

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax expense for the year ended December 31, 2007 are summarized as follows:

Current	$	1,130,464
Deferred		136,000
Income tax expense	$	1,266,464

The provision for income taxes for the year ended December 31, 2007 differs from the amounts computed by applying the statutory federal income tax rate of 34%, plus an estimate of 4.5% for state income taxes, to income before income taxes due to the following items:

Computed expected amount	$	1,528,127
Nondeductible expenses		(72,025)
Federal tax benefit of state income taxes deduction		(52,479)
Other		(137,159)
	$	1,266,464

Deferred taxes are provided on differences between financial reporting and income tax bases of accounting. The differences arise primarily from differing methods used to account for the allowance for doubtful accounts, accrued expenses and amortization of intangibles. The deferred income tax assets (liabilities) consist of the following:

Gross deferred income tax assets	$	245,000
Gross deferred income tax liabilities		(141,000)
Net deferred income tax asset	$	104,000

During the year ended December 31, 2007, the Company did not record a valuation allowance on the deferred tax assets as management believes the full amount will ultimately be realized.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Notes To Financial Statements

Note 6. Property and Equipment

Property and equipment as of December 31, 2007, consists of the following:

Furniture and fixtures	$	449,199
Leasehold improvements		69,322
Accumulated depreciation		(235,001)
Property and equipment, net	$	283,520

Note 7. Commitments and Contingencies

The Company leases office facilities and certain equipment under various noncancellable month-to-month operating leases. Lease expense of $476,133 was incurred during the year ended December 31, 2007.

The Company is involved in various pending or threatened legal proceedings arising from the normal course of its business operations. Management of the Company, after consultation with counsel and a review of available facts, believes the resolution of these various proceedings will have no material adverse effect on the Company's financial condition, results of operations or cash flows.

Note 8. Series A Cumulative, Convertible Preferred Stock

The Board of Directors has authorized 50,000 shares of Series A cumulative, convertible preferred stock. The preferred stock has preference in liquidation over the common stockholder. The shares earn a cumulative annual dividend of $.06 per share. The dividends are payable from net profits of the Company and will be paid before any dividends are paid to the common stockholder. Unpaid dividends will accrue in arrears and become a liability of the Company if net profits are insufficient to pay the stockholder. The Series A stockholder may convert each of its shares of preferred stock into one share of common stock of the Company, as subject to adjustment, from time to time, in accordance with the agreement. The Company, by resolution of the Board of Directors, at any time, may redeem any outstanding preferred shares by paying the stockholder the consideration originally given plus all accrued and unpaid dividends.

Note 9. Net Capital Requirements

The Company is subject to The SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2007, the Company had net capital of $4,509,825, which was $4,184,529 in excess of its required net capital of $325,296. The Company's net capital ratio was 1.08 to 1.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Notes To Financial Statements

Note 10.   Related Party Transactions

The Company enters into various transactions and arrangements with its Parent and affiliated companies.

The Company has a management agreement with its Parent in which the Company's Parent provided management services at a monthly rate of $60,000 for the year ended December 31, 2007.

During the year ended December 31, 2007, the Company paid $406,754 to Berthel Fisher & Company Management Corp. (a wholly owned subsidiary of the Parent) for the use of office facilities. The Company's rental obligation is month to month.

Note 11.   Profit Sharing Plan

Substantially all employees are covered by the Company's qualified profit sharing plan under Internal Revenue Code Section 401(a), including a qualified cash or deferred arrangement under Section 401(k). Under the terms of the plan, each participant may elect to defer compensation from 2% to 60%. The employee contribution will be matched by an employer contribution of 100% of the first 4% of the employee contribution. The employee contributions to the plan are fully vested and employer contributions vest over five years. The Company's contributions for the year ended December 31, 2007 aggregated $143,761.

Note 12.   Financial Instruments

Off-balance-sheet risk and concentration of credit risk:

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers, in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains its cash accounts in two commercial banks. The amount on deposit at December 31, 2007 exceeded the insurance limits of the Federal Deposit Insurance Corporation by approximately $2,212,654.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Notes To Financial Statements

Note 12.   Financial Instruments (continued)

Fair value considerations:

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Investments in marketable securities are valued using quoted market prices. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

Note 13.   Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Schedule I. Computation Of Net Capital Under Rule 15c3-1
December 31, 2007

Computation of net capital:		
Total stockholder's equity	$	11,621,581
Total nonallowable assets and other charges:		
Petty cash		300
Other receivables		76,822
Due from affiliates		1,455,622
Investments in securities not readily marketable		385,243
Notes receivable		164,886
Property and equipment		283,520
Other assets		84,857
Deferred income taxes		104,000
Non-allowable commissions receivable		4,689
Intangible assets		509,575
Goodwill		3,880,029
Insurance deductible		11,151
Fee-based commissions		25,410
Other deductions		3,255
Net capital before haircuts on securities positions		4,632,222
Haircuts on securities positions		122,397
Net capital	$	4,509,825
Computation of aggregate indebtedness:		
Items from statement of financial condition:		
Commissions payable	$	2,026,575
Accounts payable and other accrued expenses		2,945,285
Payroll advances included in commissions payable		(90,030)
Other adjustments to aggregate indebtedness		(5,639)
Assets with credit balances/liabilities with debit balances		3,255
Total aggregate indebtedness	$	4,879,446
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $100,000	$	325,296
Excess net capital, net capital less net capital requirement	$	4,184,529
Percentage of aggregate indebtedness to net capital		108%

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2007.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2007

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2007

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors and Stockholder
Berthel Fisher & Company Financial Services, Inc.
Marion, Iowa

In planning and performing our audit of the financial statements of Berthel Fisher & Company Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer accounts, we did not review the practices and procedures followed by the Company in any of the following:

(1) The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

(2) The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be

expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and/or regulation 1.16 of the CFTC in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.



McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 22, 2008

END

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